
                           UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION                            OMB APPROVAL
                     WASHINGTON, D.C. 20549                           OMB NUMBER:     3235-0360
                                                                      EXPIRES:    JULY 31, 1994
                          FORM N-17F-2                                ESTIMATED AVERAGE
                                                                      BURDEN HOURS PER
      Certificate of Accounting of Securities and Similar             RESPONSE          ...0.05
                 Investments in the Custody of
                Management Investment Companies
          Pursuant to Rule 17f-2 [17 CFR 270.17F-2]

----------------------------------------------------------------------------------- ----------------------------------------------
1. Investment Company Act File Number:                                                         Date examination completed:

811-08189                                                                                      June 28, 2002
----------------------------------------------------------------------------------------------------------------------------------
2. State identification Number:
        --------------------- -------------------- --------------------- --------------------- ---------------------- ------------
        AL                    AK                   AZ                    AR                    CA                     CO
        --------------------- -------------------- --------------------- --------------------- ---------------------- ------------
        CT                    DE                   DC                    FL                    GA                     HI
        --------------------- -------------------- --------------------- --------------------- ---------------------- ------------
        ID                    IL                   IN                    IA                    KS                     KY
        --------------------- -------------------- --------------------- --------------------- ---------------------- ------------
        LA                    ME                   MD                    MA                    MI                     MN
        --------------------- -------------------- --------------------- --------------------- ---------------------- ------------
        MS                    MO                   MT                    NE                    NV                     NH
        --------------------- -------------------- --------------------- --------------------- ---------------------- ------------
        NJ                    NM                   NY                    NC                    ND                     OH
        --------------------- -------------------- --------------------- --------------------- ---------------------- ------------
        OK                    OR                   PA                    RI                    SC                     SD
        --------------------- -------------------- --------------------- --------------------- ---------------------- ------------
        TN                    TX                   UT                    VT                    VA                     WA
        --------------------- -------------------- --------------------- ---------------------------------------------------------
        WV                    WI                   WY                    PUERTO RICO
        --------------------------------------------------------------------------------------------------------------------------
        Other (specify):
----------------------------------------------------------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:

Fleming Mutual Fund Group

----------------------------------------------------------------------------------------------------------------------------------
4. Address of principal executive office (number, street, city, state, zip code):

Stephen M. Ungerman, 522 Fifth Avenue, New York, New York 10036
----------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-91)

September 26, 2002

To the Trustees of
Fleming Mutual Fund Group:

We have examined management's assertions, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the Fleming Mutual Fund Group's (the "Group") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of June 28, 2002. Management is responsible for the Group's compliance with those requirements. Our responsibility is to express an opinion on management's assertions about the Group's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis evidence about the Group's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 28, 2002, and with respect to agreement of security purchases and sales, for the period from May 31, 2002 through June 28, 2002:

- Count and inspection of all securities located in the vault of the JP Morgan Chase Manhattan Bank, New York (the "Custodian") at 4 New York Plaza, 11th Floor, NY, NY, 11245 without prior notice to management;

- Testing of securities and similar investments held in book entry by the Depository Trust Company via evaluation of the reconciliation procedures used by the Custodian and disposition of any reconciling items related to the Fund's positions;

- Reconciliation of all such securities to the books and records of the Company and the Custodian;

- Confirmation of all futures contracts, options, swaps and swaptions with broker/banks/counter parties and agreement of underlying collateral with Custodian records;

- Agreement of 5 security purchases and 5 security sales or maturities since our last report from the books and records of the Fund to broker statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide legal determination on the Group's compliance with specified requirements.

In our opinion, management's assertion that the Fleming Mutual Fund Group was in compliance with the requirement of sub sections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 28, 2002 with respect to securities reflected in the investment accounts of the Group is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers

September 26, 2002

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940


We, as members of management of the Fleming Mutual Fund Group (the "Group"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Group's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 28, 2002, and from May 31, 2002 through June 28, 2002.

Based on this evaluation, we assert that the Group was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 28, 2002, and from May 31, 2002 through June 28, 2002, with respect to securities reflected in the investment accounts of the Group.




By:      Stephen M. Ungerman                         Date:        09/26/02